018 Putnam Global Natural Resources, 2/28/10, semiannual report

Because the electronic format for filing Form N-SAR does not provide adequate space for responding to certain items correctly, the correct answers are as follows:

72DD1

Class A				3,745
Class B		  		  138
Class C		    		   86

72DD2

Class M		     	   	   46
Class R		     	          109
Class Y		  		  146

73A1

Class A				0.201
Class B				0.075
Class C	      			0.095

73A2

Class M	      			0.130
Class R		 		0.172
Class Y				0.241


74U1

Class A			       18,573
Class B				1,753
Class C				  897

74U2

Class M				  350
Class R				  673
Class Y				  611

74V1

Class A				18.13
Class B				16.28
Class C				16.65

74V2

Class M				17.30
Class R				17.82
Class Y				18.23


61

Additional Information About Minimum Required Investment

Shareholders can open a fund account with as little as $500 and make subsequent investments in any amount. The minimum investment is waived if you make regular investments weekly, semi-monthly, or monthly through automatic deductions through your bank checking or savings account. Currently, Putnam is waiving the minimum, but reserves the right to reject initial investments under the minimum.

74P

On September 15, 2008, the fund terminated its outstanding derivatives contracts with Lehman
Brothers Special Financing, Inc. (LBSF) in connection with the bankruptcy filing of LBSFs parent company, Lehman Brothers Holdings, Inc. On September 26,2008, the fund entered into a receivable purchase agreement
(Agreement) with another registered investment company
(the Seller) managed by Putnam Management. Under the
Agreement, the Seller sold to the fund the right to receive, in the aggregate, $955,226 in net payments from LBSF in connection with certain terminated derivatives transactions (the Receivable), in exchange for an initial payment plus (or minus) additional amounts based on the funds ultimate realized gain (or loss) with respect to the Receivable. The
Receivable will be offset against the funds net payable to LBSF and is included in the Statement of assets and liabilities in Payable for investments purchased. Future payments under the Agreement are valued at fair value following procedures approved by the Trustees and are included in the Statement of assets and liabilities.
All remaining payments under the Agreement will be recorded as realized gain or loss. The funds net payable to LBSF was calculated in accordance with the funds master contract with LBSF. The fund has accrued interest on the net payable, which is included in the Statement of operations in Interest expense.
Putnam Management currently is in discussions with LBSF regarding resolution of amounts payable to LBSF.
Amounts recorded are estimates and fi nal payments may differ from these estimates by a material amount.


85B

Additional Information About Errors and Omissions Policy

While no claims with respect to the Registrant/Series were filed under such policy during the period, requests under such policy for reimbursement of legal expenses and costs arising out of claims of market timing activity in the Putnam Funds have been submitted by the investment manager of the Registrant/Series.